Exhibit 99.1

ZIM Announces Agreement with Shareholder Group

HAIFA, Israel, Dec. 16, 2025 – ZIM Integrated Shipping Services Ltd. (NYSE: ZIM) (“ZIM” or the “Company”) today announced that it has reached an agreement with a shareholder group led by Mor Gemel Pension Ltd., Reading Capital Ltd. and Sparta 24 Ltd. (the “Shareholder Group”) regarding the composition of the Company’s Board of Directors ahead of ZIM’s upcoming Annual and Extraordinary General Meeting of Shareholders scheduled to be held on December 26, 2025 (the “Annual Meeting”).

Pursuant to the agreement, the Shareholder Group has agreed to withdraw its proxy contest, and ZIM’s Board of Directors has approved a unified slate of ten director nominees to be presented to the shareholders at the Annual Meeting. The slate includes each of the Company’s incumbent directors, as well as Ron Hadassi and Ran Gritzerstein, who will be recommended by the Board for election. An updated notice for the Annual Meeting reflecting the full slate of ten nominees will be filed on the EDGAR system shortly.

In addition, Dr. Keren Bar-Hava (CPA) has withdrawn her candidacy for election as a director and has been appointed as an observer to the Board. The Shareholder Group has also withdrawn its previously issued position statement.

Each member of the Shareholder Group, which includes Israeli institutional and retail shareholders, publicly expresses full confidence in ZIM’s Board of Directors, strongly supports the Board’s ongoing strategic review, and endorses the election of all ten director nominees recommended by the Board. Each member of the Shareholder Group supports and is in favor of the Company’s slate at the Annual Meeting and encourages all ZIM shareholders to vote in favor of all the nominees.

Yair Seroussi, Chairman of ZIM’s Board of Directors, said: “This agreement reflects strong alignment between the Board and shareholders at a pivotal moment for the Company. With broad support for the full slate of directors, the Board can remain fully focused on completing its strategic review and maximizing value for all ZIM shareholders.”

ZIM’s Board remains committed to acting in the best interests of the Company and its shareholders and will continue to keep shareholders informed as the strategic review progresses. The Board unanimously recommends that shareholders vote FOR all ten director nominees.

Your Vote Matters

ZIM shareholders are encouraged to vote FOR all ten director nominees to support the Board’s full slate and ensure the uninterrupted completion of the Company’s strategic review. Shareholders who have already voted may change their vote by submitting a new proxy using their original control number.

If shareholders have questions or require assistance in voting their shares for the Meeting, please contact the Company’s proxy solicitor, Sodali & Co, at the following contact information:

Sodali & Co
Toll Free: (800) 662-5200
Brokers and Banks: (203) 658-9400
Email: ZIM@info.sodali.com

About ZIM
Founded in Israel in 1945, ZIM is a leading global container liner shipping company with established operations in more than 90 countries serving approximately 33,000 customers in over 300 ports worldwide. ZIM leverages digital strategies and a commitment to ESG values to provide customers with innovative seaborne transportation and logistics services and exceptional customer experience. ZIM’s differentiated global-niche strategy, based on agile fleet management and deployment, covers major trade routes with a focus on select markets where the company holds competitive advantages. Additional information about ZIM is available at www.ZIM.com.

Forward-Looking Statements
This press release contains, or may be deemed to contain, forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995). In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “proposed,” potential” or “continue,” the negative of these terms and other comparable terminology. These statements are only predictions based on the Company’s current expectations and projections about future events or results. There are important factors that could cause the Company’s actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause such differences include risks and uncertainties detailed from time to time in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including under the caption “Risk Factors” in its 2024 Annual Report filed with the SEC on March 12, 2025. Neither the Company nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. The Company assumes no duty to update any of these forward-looking statements after the date hereof to conform its prior statements to actual results or revised expectations, except as otherwise required by law.

Investors:
Sodali & Co
ZIM@info.sodali.com